UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*


                              Angelica Corporation
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    034663104
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 25, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      034663104          SCHEDULE 13D              PAGE 2 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    935,147
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                935,147
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            935,147
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                               -------------------
CUSIP NO.       034663104          SCHEDULE 13D               PAGE 3 OF 5 PAGES
------------------------------                               -------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    935,147
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                935,147
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            935,147
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                              --------------------
CUSIP NO.      034663104              SCHEDULE 13D           PAGE 4 OF 5 PAGES
------------------------------                              --------------------

The Schedule 13D filed on January 5, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value ("Shares"), of Angelica Corporation (the "Issuer"), as amended by Amendment No. 1 on March 17, 2005, Amendment No. 2 on July 5, 2005, Amendment No. 3 on September 22, 2005, Amendment No. 4 on February 15, 2006, Amendment No. 5 on April 4, 2006, Amendment No. 6 on May 17, 2006, Amendment No. 7 on September 5, 2006, Amendment No. 8 on May 25, 2007, Amendment No. 9 on July 2, 2007, Amendment No. 10 on July 9, 2007, Amendment No. 11 on July 12, 2007, Amendment No. 12 on July 18, 2007, and Amendment No. 13 on August 31, 2007, is hereby amended by this Amendment No. 14 to the Schedule 13D. The principal executive office of the Issuer is located at 424 S Woods Mill Road, Chesterfield, MO 63017.

Item 4.    PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by addition of the following:

On September 25, 2007 the Fund entered into an oral settlement agreement with the Issuer, pursuant to which it agreed to withdraw its notice of intent, delivered to the Issuer on August 30, 2007 (the "Notice of Intent"), to nominate Thomas R. Hudson Jr. and Christopher Kelly for election as directors at the Issuer's 2007 annual meeting of shareholders (the "2007 Annual Meeting") and not to nominate, or solicit proxies for the election of, other persons thereat (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the Issuer agreed to pay a portion of the expenses incurred by the Fund and its affiliates in connection with their solicitation of proxies for use at the 2007 Annual Meeting. On September 25, 2007 the Fund delivered notice to the Issuer that the Fund withdrew the Notice of Intent and confirming that it would not nominate, or solicit proxies for the election of, other persons at the 2007 Annual Meeting (the "Nomination Withdrawal Letter"). A copy of the Nomination Withdrawal Letter is filed as Exhibit 10 hereto and is incorporated herein by reference.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended by addition of the following:

Reference is made to the Settlement Agreement defined and described in Item 4, which is incorporated herein by reference.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Settlement Agreement with the Issuer, dated August 30, 2006 (previously filed)

Exhibit 3 - Letter to the Board of Directors, dated July 2, 2007 (previously filed)

Exhibit 4 - Shareholder Proposal Notification Letter, dated July 2, 2007 (previously filed)

Exhibit 5 - Books and Records Demand Letter, dated July 2, 2007 (previously filed)

Exhibit 6 - Letter to the Board of Directors, dated July 9, 2007 (previously filed)

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CUSIP NO.      034663104              SCHEDULE 13D           PAGE 5 OF 5 PAGES
------------------------------                             ---------------------

Exhibit 7- Letter to the Board of Directors, dated July 12, 2007
(previously filed)

Exhibit 8- Letter to the Board of Directors, dated July 18, 2007
(previously filed)

Exhibit 9 - Nominations Notification Letter, dated August 30, 2007 (previously filed)

Exhibit 10 - Nomination Withdrawal Letter, dated September 25, 2007

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2007

                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Manager

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.


                                  EXHIBIT INDEX

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Settlement Agreement with the Issuer, dated August 30, 2006 (previously filed)

Exhibit 3 - Letter to the Board of Directors, dated July 2, 2007
(previously filed)

Exhibit 4 - Shareholder Proposal Notification Letter, dated July 2, 2007 (previously filed)

Exhibit 5 - Books and Records Demand Letter, dated July 2, 2007
(previously filed)

Exhibit 6 - Letter to the Board of Directors, dated July 9, 2007
(previously filed)

Exhibit 7- Letter to the Board of Directors, dated July 12, 2007
(previously filed)

Exhibit 8- Letter to the Board of Directors, dated July 18, 2007
(previously filed)

Exhibit 9 - Nominations Notification Letter, dated August 30, 2007 (previously filed)

Exhibit 10 - Nomination Withdrawal Letter, dated September 25, 2007

                                   Exhibit 10

                               PIRATE CAPITAL LLC

                                                             JOLLY ROGER FUND LP
                                                   JOLLY ROGER OFFSHORE FUND LTD
                                                    JOLLY ROGER ACTIVIST FUND LP
                                                   JOLLY ROGER ACTIVIST FUND LTD

                                                        September 25, 2007

VIA ELECTRONIC MAIL AND FEDERAL EXPRESS

Angelica Corporation
424 South Woods Mills Road
Chesterfield, Missouri  63017-3406
Attn:  Steven L. Frey, Corporate Secretary
       Corporate Governance and Nominating Committee


      Re: Jolly Roger Fund LP ("Jolly Roger") Notice of Intent to Nominate Directors, dated August 30, 2007 (the "Nomination Letter")
            ----------------------------------------------------------------


Ladies and Gentlemen:


      In light of the announcement by the Board of Directors of Angelica Corporation (the "Company") on September 19, 2007 that it has authorized its financial adviser, Morgan Joseph & Co. Inc., to seek a sale of the Company and the Company's agreement to reimburse a portion of Jolly Roger's expenses, Jolly Roger, on behalf of itself and the other members of Pirate Capital Group (consisting of Pirate Capital LLC, Jolly Roger, Jolly Roger Activist Portfolio Company LTD, Thomas R. Hudson Jr. and Christopher Kelly), hereby withdraws its notice of intent to nominate Messrs. Thomas R. Hudson Jr. and Christopher Kelly for election to the Board at Angelica's 2007 Annual Meeting that is set forth in the Nomination Letter. Pirate Capital Group hereby confirms it will not nominate, or solicit proxies for the election of, other persons at the 2007 Annual Meeting.

Very truly yours,

JOLLY ROGER FUND LP
By:  Pirate Capital LLC, its general partner

      By: /s/ Thomas R. Hudson Jr.
          ------------------------
      Name:   Thomas R. Hudson Jr.
      Title:  Manager


              200 Connecticut Avenue; 4th Floor, Norwalk, CT 06854
                      Phone: 203-854-1100 Fax: 203-854-5841
                            www.piratecapitalllc.com